

November 6, 2023

Richard Buskirk
Senior Vice President and Chief Financial Officer
Laureate Education, Inc.
PMB 1158
1000 Bricknell Avenue, Suite 715
Miami, FL 33131

>   **Re: Laureate Education, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-38002**

Dear Richard Buskirk:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services